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Exhibit 99.1

News Release
January 4, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE REPORTS THE SALE OF ITS LIGHT METALS DIVISION

    Carpinteria, CA—January 4, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) reported today that on December 14, 1999 the Bankruptcy Court entered an order approving the sale of substantially all of the assets of Pacific Baja Light Metals Corporation ("PBLM"), Debtor in a pending Chapter 11 case, to Hawthorne Partners II, LLC or its assignee ("Hawthorne"). The order required the sale to close on or before December 31, 1999. The order also authorized Hawthorne to take control of PBLM's operations as of December 13, 1999. While the decision for the sale has been made binding, the financial details are in the process of being finalized.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development, manufacture and marketing of proprietary pollution control, fuel economy and performance enhancement products for internal combustion engines in the global automotive, transportation, construction, marine, mining and military industries.

    Turbodyne Technologies Inc.'s headquarters and plant are located in Carpinteria, CA; additional offices are located in Syosset, NY; Paris, France; and Frankfurt, Germany.

Contacts:
Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Business Development, Markus Kumbrink +49-69-975-44-665

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TURBODYNE REPORTS THE SALE OF ITS LIGHT METALS DIVISION